Penn Series Funds, Inc.

600 Dresher Road

Horsham, PA 19044

Steve Viola

215-956-8129 | viola.steven@pennmutual.com

July 24, 2020

BY EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Megan Miller

Re:	Penn Series Funds, Inc. – Annual Report to Shareholders;
File No. 811-03459

Dear Ms. Miller:

Thank you for your telephonic comments received on June 29, 2020 concerning the Annual Report (Form N-CSR) filings filed with Securities and Exchange Commission (the “Commission”) for the fiscal year ended December 31, 2019 for Penn Series Funds, Inc. (the “Registrant”). This letter sets forth below each of the Staff’s comments followed by the Registrant’s response to each comment. Any changes to disclosure will be made in the next regularly scheduled and appropriate filing, unless otherwise noted below. All capitalized terms referenced herein and not defined have the same meanings as disclosed in the Registrant’s registration statement.

1.

Comment. The High Yield Bond Fund appears to have experienced a high level of portfolio turnover for the past few years. Please confirm whether active and frequent trading is a principal investment strategy of the Fund. If it is, please revise the Fund’s principal investment strategy and risk disclosure accordingly.

Response. While the past high level of portfolio turnover was attributable, in part, to a change in the portfolio managers responsible for the Fund’s day-to-day management, the Registrant has determined to add active trading-related strategy and risk disclosure in its next regularly scheduled annual update of its registration statement.

2.

Comment. Please confirm whether any of the Funds engaged in cross trades in compliance with Rule 17a-7 under the Investment Company Act of 1940. If so, please include related disclosure in the shareholder report.

Response. The Registrant confirms that the Flexibly Managed Fund, Large Growth Stock Fund, and Large Cap Growth Fund each engaged in a limited number of cross trades pursuant to Rule 17a-7 involving a de minimis amount, i.e., less than 1% of the net assets of each Fund. The Registrant further confirms that it will disclose such activity in future shareholder reports.

Ms. Megan Miller

July 24, 2020

3.

Comment. To the extent any of the Funds earned income from investments in affiliates, please confirm such income is stated separately and segregated under an appropriate caption in compliance with Regulation S-X 6-07.

Response. The Registrant confirms that none of the Funds earned income from investments in affiliates during the period covered by the shareholder report.

4.

Comment. For the Quality Bond Fund, please disclose information as to long purchases of futures contracts separately from information as to futures contracts sold short in compliance with Regulation S-X 12-13A.

Response. While the shareholder report clearly identifies long and short futures contracts information in the Futures Contracts chart, the Registrant will consider reporting the information in two separate charts in future shareholder reports.

5.	Comment. The Staff notes that the Funds’ total distributable earnings or loss was not disclosed on a tax basis in accordance with ASC 946-20-50-12. Please explain why.

Response. All of the Funds satisfy their distribution requirements via the use of consent dividends. As a result, there are no tax-basis distributable earnings or losses to report at year end.

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If you have any additional questions or comments, please do not hesitate to contact me at 215.956.8129 or Laura Flores at Morgan, Lewis & Bockius LLP, the Registrant’s fund counsel, at 202.373.6101.

Sincerely,

/s/ Steve Viola

Steve Viola
Treasurer, Penn Series Funds, Inc.

cc:	Wei Zhao, Chief Compliance Officer, Penn Series Funds, Inc.
Laura E. Flores, Esq.